FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  28 June 2006


                                File no. 0-17630


                              CRH Board Appointment



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be
part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure: Board Appointment




                             N E W S   R E L E A S E


                                                                  28th June 2006



                        CRH ANNOUNCES BOARD APPOINTMENT


The Board of CRH plc is pleased to announce the co-option to the Board today, 28th June 2006, of Dan O'Connor as a non-executive Director.


Dan O'Connor (46) was, until 31st March 2006, President and Chief Executive Officer of GE Consumer Finance - Europe, (GECFE) and a Senior Vice-President of GE. GECFE operates in 24 countries across Europe, and reported net income of
$1.36 billion for the year to 31st December 2005.   Dan will continue to
represent GE at Board level in European businesses in which GECFE has an equity interest, and will remain as GE's National Executive for Ireland.


Dan O'Connor holds a Bachelor of Commerce degree from University College Dublin, and is a Fellow of the Institute of Chartered Accountants in Ireland.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive
Myles Lee, Finance Director





       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

    E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
                42 Fitzwilliam Square, Dublin 2, Ireland






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 28 June 2006


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director